STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

                  STOLT OFFSHORE S.A. ANNOUNCES RESULTS FOR THE
              FOURTH QUARTER AND FULL YEAR ENDED NOVEMBER 30, 2005

London, England - February 15, 2006 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today reports the results for the fourth quarter and full year ended November 30, 2005.

FINANCIAL HIGHLIGHTS

IMPORTANT NOTE : In anticipation of the expected sale of the remaining North America and Mexico region shallow water assets, the results of this part of the business are reported as discontinued operations, as in the second and third quarters. Prior period comparatives have been restated accordingly.

                                                         4TH QUARTER ENDED           TWELVE MONTHS ENDED
                                                     -------------------------   ---------------------------
                                                      NOV.30.05     Nov.30.04     NOV.30.05      Nov.30.04
in $ millions                                         UNAUDITED     Unaudited     UNAUDITED     Unaudited(a)
--------------------------------------------------   -----------   -----------   -----------   -------------
Net operating revenue  from continuing
 operations                                          $     463.4   $     323.9   $   1,483.3   $     1,099.6

Gross profit                                                84.6          76.7         238.5           144.8

Net operating income from continuing
 operations                                                 56.6          33.7         152.0            67.9

Net income from continuing operations                       53.9          40.4         106.4            44.9

Income/(loss) from discontinued operations                  27.3         (17.1)         15.2           (39.8)

Gain on disposal of discontinued operations                 27.1             -          27.1               -

Net income                                           $     108.3   $      23.3   $     148.7   $         5.1

                                                         4TH QUARTER ENDED           TWELVE MONTHS ENDED
                                                     -------------------------   ---------------------------
                                                      NOV.30.05     Nov.30.04     NOV.30.05      Nov.30.04
PER SHARE DATA                                        UNAUDITED     Unaudited     UNAUDITED     Unaudited(a)
--------------------------------------------------   -----------   -----------   -----------   -------------
Earnings per share from continuing operations        $      0.28   $      0.21   $      0.56   $        0.28

Earnings/(loss) per share from discontinued
 operations                                          $      0.28   $     (0.09)  $      0.22   $       (0.25)

Net earnings per share                               $      0.56   $      0.12   $      0.78   $        0.03

Weighted-average number of common shares
 issued (Basic) (millions)                                 191.9         190.5         191.1           157.6

HIGHLIGHTS
o Strong full year net income from continuing operations of $106.4 million; net income of $148.7 million including discontinued operations and gain on disposal of discontinued operations
o Contract awards in the year close to $2 billion; fourth quarter awards of $700 million
o Good progress on repositioning South America and Asia and Middle East regions for growth
o First phase of the sale of shallow water and conventional assets in North America and Mexico region completed (the shallow water IMR fleet)

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172
                                                                     Page 1 of 9

POST YEAR END EVENTS
o New name and brand launch - Stolt Offshore S.A. to become Acergy S.A. (subject to shareholder approval)
o Second phase of the sale of shallow water and conventional assets in North America and Mexico region completed in January 2006 (DLB 801 pipelay barge)
o $90 million letter of intent received for LB200 barge for Tyrihans pipelay in 2007
o   $300 million of order intake in Brazil

Tom Ehret, Chief Executive Officer, said: "2005 was a successful year as we delivered on our objectives for growth and repositioning. We achieved good results, with increased profits in each successive quarter. We also continued to grow an increasingly healthy backlog throughout the year winning new business worth close to $2 billion; we started 2006 with $1.4 billion of backlog in hand for the year. The strategic fleet investments that we initiated in 2005 should enable us to take advantage of a strong market, while enhancing our ability to grow beyond 2006.

Our vision is to become the acknowledged leader in the seabed-to-surface engineering and construction sector. We plan to do this over time by building an asset base which will not only be matched to future market opportunities but which should differentiate us from our peer group both in terms of our operational capabilities and earnings potential. We have taken the first step toward achieving this vision with the additions to the fleet in 2007 and the introduction in 2006 of a Total Quality Management initiative to deliver enhanced earnings from our projects."

OPERATING REVIEW
AFRICA AND MEDITERRANEAN REGION - 2005 marked a turning point for this region where all projects were tendered and executed effectively, thereby delivering good financial results. Amenam II is nearing completion and EPC2B is progressing well. The offshore phase of the Erha project is now very active and the engineering and procurement phase of Greater Plutonio is nearing completion, with offshore installation starting later this year. With an intense offshore construction programme in 2006, West Africa will continue to see high levels of asset utilisation. Good forward visibility of the market in this region continues with some 18 months of revenues already in backlog and strong market conditions expected to continue.

NORTHERN EUROPE AND CANADA REGION - The North Sea regional business saw a high level of activity in 2005 with a number of significant contract wins. The first half of the Statoil Langeled pipelay project was successfully completed. The fourth quarter saw an unprecedented order intake which is twice the level in the same period last year. With the high activity levels continuing from the fourth quarter, in addition to the completion of the Langeled project, we anticipate a very active 2006 in this region.

NORTH AMERICA AND MEXICO REGION - The discontinued operations delivered high net income in the fourth quarter due to the gain of $27.1 million on the sale of assets to Cal Dive, the increase in IMR work following hurricanes Rita and Katrina and the positive settlement of claims following completion of the pipelay campaign by the DLB 801 in Trinidad. The Seaway Kestrel, the remaining asset completing the Trinidad projects, is expected to be sold by the end of the second quarter, in the third and final phase of the disposal of the shallow water and conventional assets to Cal Dive. With respect to continuing operations, project management and engineering personnel in Houston are now being successfully re-deployed on SURF work for the Gulf of Mexico and elsewhere in the world.

SOUTH AMERICA REGION - Primarily due to the scheduled dry-docking of both the Seaway Condor and the Seaway Harrier, revenue from the two long-term ship charters to Petrobras was lower than in 2004. With both vessels back in full operation in 2006, the regional business is expected to return to profitability. The recently awarded six-year contract for the CS Pertinacia with Petrobras will commence in 2007, once the conversion from her former cable lay configuration is complete. The tendering activity for other ships and construction projects continues at a high level as the offshore market in Brazil moves into a period of growth.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172
                                                                     Page 2 of 9

ASIA AND THE MIDDLE EAST REGION - 2005 was a busy year for this region, with revenues more than doubling. The Casino project in Australia was our first large SURF project for the region, which was completed ahead of schedule during the first quarter 2006. This was very successfully managed as a cross-regional project with the engineering work done in the UK. Other projects included work at Sakhalin, which will be completed in 2006. The management and engineering team in Singapore is being significantly strengthened to manage tendering and future EPIC work for the Sapura 3000 deepwater construction ship, which is expected to join the fleet in 2007. Whilst 2006 revenue is expected to show a modest increase over 2005, the increase in personnel costs will impact near term profitability.

RESOURCING FOR GROWTH
Given the steady growth of the energy sector, one of the industry's greatest challenges is to recruit, train, develop and retain a committed and professional workforce to deliver excellence through project results. In 2005 Stolt Offshore was successful in meeting its recruitment targets for engineers by attracting skilled people into the offshore oil and gas industry from other industrial sectors. 130 engineers joined the group, increasing the engineering workforce by 20%. During 2005, 50 engineers were taken through our Graduate Engineer Development Scheme training programme and the Engineers Development Scheme was developed and launched. The challenge remains, with similar numbers being targeted for both recruitment and training in 2006.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the fourth quarter increased by $139.5 million compared to the same quarter in 2004, to $463.4 million. The full year 2005 revenue increased by 35% from $1.10 billion to $1.48 billion. Both net operating revenue from continuing operations for the quarter and full year in 2005 were stronger than last year due to good project execution and a strong increase in the demand for our services.

Income from non-consolidated joint ventures for both the quarter and full year increased substantially, as these specialist businesses reflect the improved market for offshore contractors.

Adjusted EBITDA(b) from continuing operations for the year ended November 30, 2005 was $187.5 million (representing an Adjusted EBITDA margin of 12.6%), compared to $119.0 million (representing an Adjusted EBITDA margin of 10.8%) for the same period in 2004, an increase of 58%.

There was a reclassification from discontinued to continuing operations of $4.6 million of General and Administrative costs for the second and third quarters of 2005. The fourth quarter results from continuing operations include $2.4 million of General and Administrative costs relating to discontinued operations. This reclassification accounts for the shortfall in the Adjusted EBITDA figure from continuing operations compared to guidance given at the Pre-Close announcement on December 1, 2005.

Net income for all operations for the year ended November 30, 2005 was $148.7 million compared to $5.1 million for 2004. Net income from continuing operations, which delivered $106.4 million for the year ended November 30, 2005, compared to $44.9 million in 2004, an improvement of $61.5 million arose from better operating performance. The remainder relates to the gain on sale and performance improvements in our discontinued operations.

The strong cashflow from projects and high level of advance billings increased our cash and cash equivalents position to $316.0 million at year end, compared to $135.0 million at the same date last year. Total advance billings at the year end were $268.8 million compared to $148.4 million at the end of 2004. Due to the impact of amortising credit facility set-up costs, there was no net interest income.

The FAS 133(c) non-cash charge relating to the mark-to-market of foreign exchange forward contracts continues to be reported through the Statement of Operations. Following further weakening of the Euro against the US dollar, the charge for the fourth quarter ending November 30, 2005 was $2.7 million, bringing the charge for the full year to $19.8 million.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

During the fourth quarter the company reached resolution with various tax administrations in relation to prior year provisions, notably in the Netherlands. There was no tax charge associated with the Cal Dive disposal due to losses brought forward. The revisions to estimates relating to prior years amounted to $26.6 million and therefore the full year effective tax rate is 30.4%.

CURRENT TRADING
The backlog for continuing operations as at November 30, 2005 was $2.2 billion, of which $1.4 billion is for execution in 2006. The Company held an additional $518 million in pre-backlog at full year and quarter end.

          In $ millions as at     NOV.30.05     AUG.31.05     NOV.30.04
          --------------------   -----------   -----------   -----------
          Backlog (1)                  2,194         1,866         1,788
          Pre-Backlog (2)                518           634           157
          (1) Backlog restated to exclude amounts related to discontinued operations in the North America and Mexico region of $24 million (Nov.30.05), $50 million (Aug.31.05) and $143 million
               (Nov.30.04). Backlog includes value of signed contracts.
          (2) Pre-backlog restated to exclude amounts related to discontinued operations in North America and Mexico region of $nil (Nov.30.05), $1 million (Aug 31.05) and $10 million (Nov.30.04).
               Pre-backlog includes the value of letters of intent and the expected value of escalations on frame agreements

PROPOSED CHANGE OF NAME
Following the sale by the former major shareholder of their position in Stolt Offshore in January 2005, a change of company name is required. An Extraordinary General Meeting of shareholders has therefore been called for February 24, 2006 to vote on the proposed new name for the company, Acergy S.A. If approved, the name change will be made effective on March 1, 2006.

OUTLOOK
The fundamental drivers of the seabed-to-surface engineering and construction industry continue to be strong. We now have greater market visibility than in the past and we expect the market for offshore construction services to grow steadily at least until the end of the decade. Growth is particularly robust in the deepwater market, where our long track record differentiates us in both established and emerging markets.

As stated in the Pre-Close announcement, the full year revenues for 2006 are expected to be between $1.7 billion and $1.8 billion, compared to $1.48 billion in 2005. The Adjusted EBITDA margin on continuing operations for the year is expected to show moderate growth over the Adjusted EBITDA margin on continuing operations in 2005, excluding the gain on sale of assets to Cal Dive. Depreciation and amortisation charges will be higher than in 2005 at approximately $80 million including dry-dock amortisation, reflecting the higher capital expenditure levels in 2005 and 2006. The gain on the completion of the sale of additional assets in the North America region during 2006 will be $28.9 million after tax, which is in addition to the gain on sale of assets in 2005. The effective tax rate for 2006 is expected to be between 28% and 33%.

Capital expenditure in 2006 will be approximately $280 million, of which $120 million is for capacity maintenance and asset enhancement, following $77 million in 2005. A further $160 million of growth capital expenditure has been committed to the conversion of the Polar Queen and the Pertinacia, as well as our equity contribution to the SapuraCrest joint venture. With a good backlog and a strong balance sheet, it is anticipated that all capital expenditures in 2006 will be financed with cash generated from operations.

The 2006 core capital expenditure programme forms part of a broader plan to re-align our fleet to take advantage of growing, but more technically demanding, market opportunities. We intend to progressively replace the older units of the fleet over time to enhance operational capabilities and to ensure our capacity to grow future earnings.

In light of the strong market and good forward visibility, the Board will, during 2006, will review the balance between the pace of fleet rejuvenation and other uses for the cash reserves generated by the group.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

(a) These figures have been extracted from the audited 2004 Consolidated Financial Statements, after adjusting for discontinued operations.

(b) ADJUSTED EBITDA : EBITDA is calculated as net income plus interest, taxes, depreciation and amortisation. Adjusted EBITDA excludes impairment charges and gains and losses on sales of investments and fixed assets. Management believes that Adjusted EBITDA is an important indicator of its operational strength and the performance of its business. The Company has included Adjusted EBITDA because it is a key financial measure used by management to (i) assess the Company's ability to service its debt and/or incur debt and meet the Company's capital expenditure requirements; and (ii) internally measure the Company's operating performance. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA is not a measure determined in accordance with US GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with US GAAP), as a measure of the Company's operating results or cash flows from operations (as determined in accordance with US GAAP) or as a measure of the Company's liquidity. The reconciliation of the Company's net income to EBITDA and Adjusted EBITDA is attached.

(c) FAS133 - The Company has a policy of economically hedging its foreign exchange exposure under which forward contracts are used to fix the exchange rate of commitments in currencies other than the US Dollar. As a consequence of the Group's current legal structure, the Company has concluded that these transactions cannot be designated as accounting hedges in accordance with FAS133.

********************************************************************************
Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

********************************************************************************
FORWARD-LOOKING STATEMENTS: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

CONFERENCE CALL INFORMATION                            REPLAY FACILITY DETAILS
---------------------------------------------------    -----------------------------------------------------------
Lines will open 10 minutes prior to conference call    This facility is available from 5pm UK  Time (12 noon EDT*)
                                                       Wednesday February 15, 2006 until 11pm UK Time (6 pm EDT*)
                                                       Wednesday February 22, 2006.
Date        :   Wednesday February 15, 2006
Time        :   3.00 pm UK Time (10 am EDT*)

Conference Dial In Numbers:                            Conference Replay Dial In Numbers:
UK Toll Free           :   0800 279 9640               UK Toll Free           :   0800 559 3271
USA                    :   +1 718 354 1152             USA                    :   +1 718 354 1112
Norway                 :   +47 2316 2771               France                 :   +33 (0) 1 71 23 02 48
France                 :   +33 (0)1 71 23 04 14        Italy                  :   +39 026 968 2247
Italy                  :   +39 026 968 2336            Netherlands            :   +31 (0) 207 132 791
Netherlands            :   +31 (0)20 713 2336          Germany                :   +49 (0)69 22222 0418
Germany                :   +49 (0)69 2222 7111
                                                       International Dial In  :   +44 (0)20 7806 1970
International Dial In  :   +44 (0)20 7138 0828
                                                       Passcode               :   4623242#
*EDT = Eastern Daylight Saving Time

Alternatively a live webcast and a playback facility will be available on the Company's website www.acergy-group.com

CONTACTS:
Julian Thomson / Deborah Keedy           Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                      Brunswick Group
UK +44 1932 773764 or +44 1932 773767    UK +44 207 404 5959
US  +1 877 603 0267 (toll free)          US +1 212 333 3810
julian.thomson@acergy-group.com          phandley@brunswickgroup.com
deborah.keedy@acergy-group.com           egonda@brunswickgroup.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com.

                                   -End Text-

                                 -Tables Follow-

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                             THREE MONTHS ENDED                TWELVE MONTHS ENDED
                                                       -------------------------------   -------------------------------
                                                        NOVEMBER 30,     November 30,     NOVEMBER 30,     November 30,
                                                            2005             2004             2005             2004
                                                          UNAUDITED        Unaudited        UNAUDITED      Unaudited (a)
                                                       --------------   --------------   --------------   --------------
Net operating revenue from continuing operations       $        463.4   $        323.9   $      1,483.3   $      1,099.6
Operating expenses                                             (378.8)          (247.2)        (1,244.8)          (954.8)
                                                       --------------   --------------   --------------   --------------

Gross profit                                                     84.6             76.7            238.5            144.8

Share of net income of non-consolidated joint
 ventures                                                        12.4              0.8             26.9             15.0
Selling, general and administrative expenses                    (38.7)           (36.6)          (119.9)          (111.0)
Impairment of long lived tangible assets                         (6.1)            (5.2)            (7.1)            (9.4)
Gains/(losses) on disposal of subsidiaries and
 long-lived tangible assets                                      (0.6)            (2.1)             7.5             29.9
Other operating income/(expense)                                  5.0              0.1              6.1             (1.4)
                                                       --------------   --------------   --------------   --------------
Net operating income from continuing operations                  56.6             33.7            152.0             67.9

Interest income/(expense), net                                    0.3             (4.3)            (0.1)           (15.3)
Foreign exchange gain/(loss)                                    (11.5)             4.4            (22.2)             6.2
                                                       --------------   --------------   --------------   --------------
Income from continuing operations before
 taxes and minority interests                                    45.4             33.8            129.7             58.8

Income tax benefit/(provision)                                   13.0              8.3            (12.9)            (9.2)
                                                       --------------   --------------   --------------   --------------
Income from continuing operations before minority
 interests                                                       58.4             42.1            116.8             49.6
Minority interests                                               (4.5)            (1.7)           (10.4)            (4.7)
                                                       --------------   --------------   --------------   --------------
Net income from continuing operations                            53.9             40.4            106.4             44.9

Income/(loss) from discontinued operations                       27.3            (17.1)            15.2            (39.8)
Gain on disposal of discontinued operations                      27.1                -             27.1                -
                                                       ==============   ==============   ==============   ==============
Net income                                             $        108.3   $         23.3   $        148.7   $          5.1
                                                       ==============   ==============   ==============   ==============

PER SHARE DATA
Net earnings/(loss) per share
  Basic
  Continuing operations                                $         0.28   $         0.21   $         0.56   $         0.28
  Discontinued operations                              $         0.28   $        (0.09)  $         0.22   $        (0.25)
                                                       ==============   ==============   ==============   ==============
  Net earnings                                         $         0.56   $         0.12   $         0.78   $         0.03
                                                       ==============   ==============   ==============   ==============

  Diluted
  Continuing operations                                $         0.27   $         0.21   $         0.54   $         0.28
  Discontinued operations                              $         0.28   $        (0.09)  $         0.22   $        (0.25)
                                                       ==============   ==============   ==============   ==============
  Net earnings                                         $         0.55   $         0.12   $         0.76   $         0.03
                                                       ==============   ==============   ==============   ==============

Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                         191.9            190.5            191.1            157.6
  Diluted                                                       196.3            194.0            195.5            159.5

SELECTED  INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                 $         16.4   $         11.8   $         77.1   $         28.6
Depreciation and amortisation                          $         14.9   $         18.0   $         56.9   $         60.6
Dry-dock amortisation                                  $          3.2   $          3.6   $         11.6   $          9.5

(a) These figures have been extracted from the audited 2004 Consolidated Financial Statements, after adjusting for discontinued operations.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                           AS AT           As at
                                                                        NOVEMBER 30,    November 30,
                                                                            2005            2004
                                                                         UNAUDITED      Unaudited(a)
                                                                       -------------   -------------
ASSETS

  Cash and cash equivalents                                            $       316.0   $       135.0

  Other current assets (b)                                                     463.3           338.5

  Long-lived tangible assets, net of accumulated depreciation                  457.7           499.8

  Other non-current assets                                                     104.7           106.4

  Assets held for sale                                                          42.8            29.3

                                                                       -------------   -------------
    Total assets                                                       $     1,384.5   $     1,109.0
                                                                       =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current portion of long term debt and capital lease obligations                0.8               -

  Accounts payable and accrued liabilities                                     833.8           627.9

  Long term debt and capital lease obligations                                   8.7            69.7

  Other non-current liabilities                                                 49.9            45.6

  Liabilities related to assets held for sale                                      -            15.9

  Minority interests                                                            26.4            35.3

  Shareholders' equity

    Common Shares                                                              385.5           382.8

    Paid-in-surplus                                                            461.5           449.3

    Accumulated deficit                                                       (381.8)         (530.5)

    Accumulated other comprehensive income                                       0.7            14.0

    Treasury stock                                                              (1.0)           (1.0)
                                                                       -------------   -------------
      Total shareholders' equity                                               464.9           314.6
                                                                       -------------   -------------
        Total liabilities and shareholders' equity                     $     1,384.5   $     1,109.0
                                                                       =============   =============

  (a) These figures have been extracted from the audited 2004 Consolidated Financial Statements.
  (b) As at November 30, 2005 no claims or variation orders not formally agreed with clients were included in other current assets (2004: nil).

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Company has six reportable segments based on the geographic distribution of its activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2005                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   232.7    $   164.5   $      13.6    $  13.0    $  40.3   $      (0.7)   $   463.4
Income / (loss) from operations               $    16.9    $    26.3   $      (4.2)   $  (3.2)   $   4.1   $      16.7    $    56.6
  Interest income, net                                                                                                    $     0.3
  Foreign exchange loss                                                                                                   $   (11.5)
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    45.4

FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2004                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   195.7    $    71.3   $       9.0    $  14.4    $  12.3   $      21.2    $   323.9
Income / (loss) from operations               $    75.3    $    (5.5)  $      (1.2)   $  (0.5)   $   3.2   $     (37.6)   $    33.7
  Interest expense, net                                                                                                   $    (4.3)
  Foreign exchange gain                                                                                                   $     4.4
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    33.8

FOR THE TWELVE MONTHS ENDED
NOVEMBER 30, 2005                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   714.1    $   579.0   $      49.1    $  50.2    $  80.7   $      10.2    $ 1,483.3
Income / (loss) from operations               $    72.6    $    65.7   $      (2.2)   $  (1.1)   $   2.8   $      14.2    $   152.0
  Interest expense, net                                                                                                   $    (0.1)
  Foreign exchange loss                                                                                                   $   (22.2)
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $   129.7

FOR THE TWELVE MONTHS ENDED
NOVEMBER 30, 2004                               AFMED         NEC        NAMEX(b)       SAM        AME      Corporate       Total
-------------------------------------------   ---------    ---------   -----------    -------    -------   -----------    ---------
Net operating revenue - external (a)          $   536.0    $   341.7   $      28.3    $  55.0    $  31.9   $     106.7    $ 1,099.6
Income / (loss) from operations               $    33.4    $    45.6   $      (5.4)   $  11.7    $   3.2   $     (20.6)   $    67.9
  Interest expense, net                                                                                                   $   (15.3)
  Foreign exchange gain                                                                                                   $     6.2
                                                                                                                          ---------
Income from continuing operations before
 taxes and minority interests                                                                                             $    58.8

(a) Three clients accounted for more than 10% of the Company's revenue from continuing operations for the quarter ended November 30, 2005. The revenue from these clients was $235.3 million and was attributable to the AFMED, NEC and AME regions. Four clients in the twelve-month period ended November 30, 2005 accounted for more than 10% of the Company's revenue from continuing operations. The revenue from these clients was $908.6 million for the twelve months ended November 30, 2005 and was attributable to the AFMED, AME, NAMEX and NEC regions. Two clients accounted for more than 10% of the Company's revenue from continuing operations for the quarter ended November 30, 2004. The revenue from these clients was $136.3 million and was attributable to the AFMED and NEC regions. One client accounted for more than 10% of the Company's revenue from continuing operations for the twelve-month period ended November 30, 2004. The revenue from this client was $212.5 million and was attributable to the AFMED and NEC regions.

(b)  Excludes discontinued operations.

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
                           (in $ millions) (Unaudited)

                                                                     TWELVE MONTHS ENDED              Twelve Months Ended
                                                                      NOVEMBER 30, 2005                November 30, 2004
                                                               -------------------------------   -------------------------------
                                                                  INCLUDING        EXCLUDING        Including       Excluding
                                                                DISCONTINUED     DISCONTINUED     Discontinued     Discontinued
                                                                 OPERATIONS       OPERATIONS       Operations       Operations
                                                                  UNAUDITED        UNAUDITED        Unaudited        Unaudited
                                                               --------------   --------------   --------------   --------------
Net Income                                                              148.7            106.4              5.1             44.9

Income tax provision                                                     12.9             12.9              9.2              9.2

Interest expense, net                                                     0.4              0.1             15.9             15.3

Depreciation and amortisation, including dry-dock
 amortisation                                                            71.0             68.5             77.3             70.1
                                                               --------------   --------------   --------------   --------------
EBITDA                                                                  233.0            187.9            107.5            139.5

Impairment of long-lived tangible assets                                  7.1              7.1              9.4              9.4

Gains on disposal of subsidiaries and long-lived tangible
 assets                                                                 (34.6)            (7.5)           (29.9)           (29.9)
                                                               --------------   --------------   --------------   --------------
Adjusted EBITDA                                                $        205.5   $        187.5   $         87.0   $        119.0
                                                               ==============   ==============   ==============   ==============

Net Operating Revenue                                          $      1,705.9   $      1,483.3   $      1,241.9   $      1,099.6
                                                               ==============   ==============   ==============   ==============

Adjusted EBITDA %                                                        12.0%            12.6%             7.0%            10.8%

                                     - End -

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172
                                                                     Page 9 of 9